SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 37)
Under the Securities and Exchange Act of 1934

BlackRock New York Insured Municipal 2008 Term Trust, Inc. (BLN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247L107
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 7 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Common Stock
Blackrock New York Insured Municipal 2008 Term Trust, Inc.
Blackrock Financial Management L. P.
345 Park Ave., 31st Floor
New York, New York 10154


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (?the Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 738,837 shares of BLN on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 6.56% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of BLN fit the investment guidelines for various Accounts. Shares have been acquired since January 11, 1999.


Item 5  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 738,837 shares, which represents 6.56% of the outstanding Shares. George Karpus presently owns 24,775 shares purchased on January 17
& 18, 2001 at $15.06 (5,400 shares), January 29 at $15.25 (5000 shares), January 30 at $15.11 (3,000 shares), February 14 at $15.25 (3,300 shares), April 17, 2002 at $15.42 (1,450 shares), April 18 at
$15.40 (550 shares), May 13 at $15.60 (1,100 shares), May 29 at
$15.68 (500 shares), June 11 at $15.68 (1,900 shares), July 16 at
$15.87 (4,750 shares), August 13 at $15.95 (10,000 shares), August
14 at $16.09 (5,000 shares), August 15 at $16.05 (5,000 shares),
October 11 at $16.17 (5,000 shares), May 6, 2003 at $16.38 (1,100 shares), June 13 at $16.95 (800 shares), June 23 at $16.90 (250 shares), July 8 & 9 at $16.70 (750 shares), July 16 at $16.42 (1,150 shares), August 13 at $16.20 (5,000 shares), September 26 at $16.65 (2900 shares), May 6, 2004 at $15.80 (1100 shares), May 10 at
$15.64 (5000 shares), and May 12 and 13  at $15.46 ( 4500 shares),
April 11, 2005 at $15.47 (5000 shares), April 12 at $15.46 (300 shares). He sold on January 3, 2003 at $16.15 (985 shares), and January 6 at $16.16 (450 shares), July 6 at $ 16.12 and $16.13 (800 shares), July 7 & 12 and 16 at $ 16.10 (600 shares), July 26 & 27 and 28 at $ 16.00 (300 shares), July 26 & 29 at $15.98 ( 200 shares),
July 29 & 30 at $15.95 ( 600 shares), July 30 at $ 15.96 (100 shares),
August 5 at $15.96 and $15.97 (200 shares), August 18 & 19 at
$16.23 (300 shares), August 20 at $16.20 (500 shares), August 24 at $16.21 and $16.23 (700 shares), August 25 at $16.23, $16.24 and
$16.30 (1100 shares), August 26 at $16.32 and $16.33 (2200 shares),
August 27 at $16.32 and $16.33 (600 shares), August 30 at $16.33
(900 shares), August 31 at $16.34 (500 shares), September 1 at
$16.34 (100 shares), September 2 at $16.37 (300 shares), September
8, 9, and 10 at $16.27 (1800 shares), September 13 & 17 at $ 16.30
& $ 16.31 (1300 shares), September 20 & 22 at $ 16.32 & $16.33
(700 shares), October 1 at $16.24 & $ 16.25 (1400 shares), October
6 & 8 at $16.22 & $16.23 (700 shares), October 11, 12, and 14 at
$16.25 & $16.26 (1800 shares), and October 15, 18, 19, and 20 at
$16.25 & $16.26 (1800 shares), December 3 at $ 16.17 (600 shares),
December 13 & 15 at $16.11 & $16.12 (150 shares), December 14
& 17 at $ 16.10 (1700 shares), December 16 & 27 at $ 16.13 &
$16.14 (1100 shares), December 22 at $16.20 (200 shares),
December 29 & 31 at $ 16.09 (600 shares), January 4, 2005 at
$16.15 (200 shares), January 5 & 6 at $16.10 (250 shares), January
27 at $16.08 (200 shares), and January 31 at $16.13 (1250 shares),
February 1 & 2 at $ 16.15 & $16.16 (400 shares), February 3 & 4 at $16.13 & $16.15 (400 shares), February 4 & 10 at $16.17 (700 shares), February 7 & 9 at $16.18 (200 shares), February 8& 9 at $16.19 & $16.20 (1000 shares), February 16 & 17 at $ 16.05 &
$16.09 (1000 shares), February 18 at $ 15.95 (100 shares), and
February 24 & 25 at $15.99 & $16.00 (300 shares), and March 4 at $ 15.94 (200 shares), and July 13 & 20, 2005 at $15.87 (600 shares), November 1 & 28 at $ 15.39 (200 shares), November 2,
3 and 28 at $ 15.38 (600 shares), January 27 and 30, 2006 at $15.41
(600 shares), February 8, 2006  at $15.40 (2100 shares), February
10, 2006 at $15.40 (400 shares), February 14, 2006 at $15.28 (600 shares), February 16, 2006 at $15.30 (300 shares), February 17,
2006 at $15.33 (65 shares), February 17, 2006 at $15.33, February
21, 2006 at $15.31 (240 shares), March 15, 2006 at $15.25 (100 shares), March 15, 2006 at $15.26 (850 shares), March 16, 2006 at $15.27 (450 shares), March 17, 2006 at $15.25 (400 shares),
March 22, 2006 at $15.26 (900 shares), March 24, 2006 at $15.29
(850 shares), March 27, 2006 at $15.27 (1,350 shares), March 28,
2006 at $15.24 (1,850 shares), March 29, 2006 at $15.26 (850 shares), March 30, 2006 at $15.22 (200 shares), April 3, 2006 at
$15.20 (1100 shares), April 3, 7, 13 and 21 at $15.15 (1650 shares),
April 24, 2006 at $15.15 (600 shares), April 25, 2006 at $15.14 (500 shares), April 26, 2006 at $15.14 (600 shares),  April 28, 2006 at
$15.17, May 1, 2006 at $15.15 (300 shares), May 3, 2006 at $15.15
(2050 shares), May 8, 2006 at $15.16 (600 shares), May 9, 2006 at
$15.19 (50 shares), May 10, 2006 at $15.18 (200 shares), May 11,
2006 at $15.13 (500 shares), May 12, 2006 at $15.13 (400 shares),
May 17, 2006 at $15.13 (500 shares), May 18, 2006 at $15.15 (50 shares), May 19, 2006 at $15.14 (50 shares), May 24, 2006 at
$15.15 (200 shares). Jo Ann Van Degriff owns 725 shares purchased on July 10 &11, 2001 at $15.29 (1900 shares), July 16,
2002 at $15.87 (2,350 shares), and August 2 at $15.95 (2,900 shares). She sold on January 3, 2003 at $16.15 (75 shares), January
6 at $16.17 (50 shares), January 21 at $16.14 (50 shares), September
12 at $16.34 (1800 shares), September 17 at $16.45 (200 shares),
June 24 at $16.24 (100 shares), July 30 at $15.95 (100 shares),
August 18 at $16.23 (100 shares), August 20 at $16.20 (100
shares), August 24 at $16.21 (100 shares), August 25 at $16.24 and $16.30 (200 shares), August 26 at $16.32 and $16.33 (400 shares), August 27 at $16.32 (100 shares), August 30 at $16.33
(100 shares), August 31 at $16.34 (100 shares), September 8 &
10 at $16.27 (200 shares), September 13 & 17 at $ 16.30 &
$16.31 (300 shares), September 20 at $ 16.33 (100 shares), October
1 at $16.24 & 16.25 (300 shares), October 6 & 8  at $ 16.22 &
$16.23 (200 shares), October 11,12, 14,15, 18, and  20 at $16.25
(800 shares), October 14 & 20 at $16.26 (200 shares), December
14 & 17 at $ 16.10 (200 shares), December 27 at $16.14 (100 shares), and January 31, 2005 at $16.13 (150 shares), February 8 at $ 16.19
& $16.20 (200 shares), and February 16 & 17 at $ 16.05 & $16.09
(200 shares), April 13, 2005 at $15.65 (500shares), July 01&05 at
$15.84 ( 450shares), December 7, 2005 at $15.42 (2900 shares)
and April 13, 2006 at $15.16 (50 shares). Karpus Management, Inc.
owns 2,900 shares purchased on January 26, 2004 at a price of $17.14 (3600 shares), February 2 at $17.00 (1000 shares), February 6 at
$17.09 (4000 shares), May 5, 2004 at $15.97 (1500 shares). Shares were sold on July 6 at $16.12 ( 200 shares) and $ 16.13 (100 shares), July 12 & 16 at $16.10 (300 shares), July 26 & 28 at $ 16.00 (200 shares), July 26 & 29 at $15.98 (200 shares), July 29 & 30 at $15.95
( 400 shares), and July 30 at $15.96 (100 shares), August 5 at $15.96 and $15.97 (200 shares), October 20 at $16.26 (100 shares),
December 3 at $ 16.17 (200 shares), December 13 at $16.12 (50 shares), December 14 & 17 at $ 16.10 (600 shares), December 22 & 27 at
$16.40 & 16.20 (400 shares), December 28 at  $ 16.06 (100 shares),
December 29 & 30 at $ 16.09 (200 shares), January 4, 2005 at $16.15
(100 shares), January 5 & 6 at $16.10 (150 shares), January 27 at $16.08, and January 31 at $16.13 (300 shares), February 1 & 4 at
$16.15 (200 shares), February 2 & 3 at $16.13 & $16.16 (200 shares),
February 4 & 10 at $ 16.17 (200 shares), February 8 & 9 at $ 16.19
& $16.20 (500 shares), February 16 &17 at $16.05 & $16.06 (200 shares), and February 18 & 24 at $15.95 & 15.99 (200 shares), and
March 4 at $15.94 (100 shares). KMI sold shares on February 24,
2006 at $15.31 (50 shares), March 2, 2006 at $15.31 (50 shares),
March 3, 2006 at $15.32 (50 shares), March 7, 2006 at $15.32 (50 shares), March 10, 2006 at $15.31 (50 shares), March 15, 2006 at
$15.25 (100 shares), March 15, 2006 at $15.26 (50 shares), March
16, 2006 at $15.27 (50 shares), March 20, 2006 at $15.26 (50 shares),
April 13, 2006 at $15.16 (150 shares), April 24, 2006 at $15.15 (50 shares), April 25, 2006 at $15.14 (50 shares), April 26, 2006 at $15.13
(100 shares), May 1, 2006 at $15.15 (50 shares), May 3, 2006 at
$15.15 (350 shares), May 8, 2006 at $15.16 (100 shares), May 11,
2006 at $15.13 (50 shares), May 12, 2006 at $15.13 (50 shares) and
May 17, 2006 at $15.13 (100 shares). Cody B. Bartlett Jr. owns 180 shares purchased at $17.03 on January 14, 2006. None of the other Principals presently own shares of BLN.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share
Date
Shares
Price Per Share
5/1/2006
-6000
15.15

6/1/2006
-150
15.15
5/2/2006
-3000
15.14

6/2/2006
-1300
15.20
5/3/2006
-40750
15.10

6/5/2006
-11200
15.07
5/8/2006
-12000
15.16

6/22/2006
800
14.68
5/9/2006
-100
15.19

6/23/2006
2200
14.68
5/10/2006
-3015
15.18

6/26/2006
3000
14.63
5/11/2006
-11000
15.13

6/29/2006
-1000
14.68
5/12/2006
-9000
15.13




5/16/2006
-2000
15.09




5/17/2006
-10500
15.13




5/18/2006
-200
15.15




5/19/2006
-890
15.12




5/23/2006
-1350
15.13




5/24/2006
-2500
15.15





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BLN securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.




SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006